Exhibit 4.5

DESCRIPTION OF THE COMPANY’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

General

The authorized capital stock of the Company consists of an unlimited number of shares of a single class, each with no par value. No preferred shares are issued or outstanding or authorized by the Company’s Charter.

Ordinary Shares

The Company’s shareholders of record are entitled to one vote for each share held on all matters to be voted on by shareholders. Pursuant to the Company’s Charter. at least seven days’ notice must be given for each general meeting of shareholders (although the Company will provide whatever minimum number of days are required under Federal securities laws). Shareholders may vote at meetings in person or by proxy.

The members of our board of directors serve two year terms. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares eligible to vote for the election of directors can elect all of the directors.

Some of the ordinary shares being registered hereby are issuable upon the conversion of certain convertible promissory notes issued in connection with the Business Combination. Each of the convertible notes has a maturity date of one year from the date of issuance. The outstanding unpaid principal amount of certain of those convertible promissory notes is convertible at maturity at a conversion price based on the five-day volume weighted average trading price of our ordinary shares immediately prior to the time of conversion.

Warrants

Pursuant to the terms of the SPA, upon the consummation of the Business Combination (the “Closing”), any and all outstanding units of 8i, composed of one ordinary share of 8i, no par value (the “8i Ordinary Shares”), one warrant (the “8i Warrants”), with every two 8i Warrants entitling the registered holder to purchase one 8i Ordinary Share, and one right to receive one-tenth (1/10) of one 8i Ordinary Share upon the consummation of an initial business combination (the “Rights”) (collectively, the “Units”) were separated into their component parts and the 8i Ordinary Shares and 8i Warrants were re-designated on a one-for-one basis, and the Rights were converted (at the rate of one-tenth (1/10) of a share for each outstanding Right), into ordinary shares of EUDA Health Holdings Limited, no par value. Our ordinary shares and warrants are listed on the Nasdaq Stock Market LLC, or Nasdaq, under the symbols “EUDA” and “EUDAW,” respectively.

Two warrants entitle the registered holder to purchase one ordinary share at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing on the later of the completion of our initial business combination and 12 months from the date the registration statement was filed in connection with our initial public offering was declared effective by the SEC. Pursuant to the warrant agreement, a warrant holder may exercise its warrants only for a whole number of shares. This means that only an even number of warrants may be exercised at any given time by a warrant holder. However, except as set forth below, no warrants will be exercisable for cash unless we have an effective and current registration statement covering the ordinary shares issuable upon exercise of the warrants and a current prospectus relating to such ordinary shares. Notwithstanding the foregoing, if a registration statement covering the ordinary shares issuable upon exercise of the warrants is not effective within 60 days from the consummation of our initial business combination, warrant holders may, until such time as there is an effective registration statement and during any period when we shall have failed to maintain an effective registration statement, exercise warrants on a cashless basis pursuant to the exemption from registration provided by Section 3(a)(9) of the Securities Act provided that such exemption is available. If an exemption from registration is not available, holders will not be able to exercise their warrants on a cashless basis. The warrants will expire five years after the completion of our initial business combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

We may call the warrants for redemption, in whole and not in part, at a price of $0.01 per warrant:

●	at any time while the warrants are exercisable,

●	upon not less than 30 days’ prior written notice of redemption to each warrant holder,

●	if, and only if, the reported last sale price of the ordinary shares equals or exceeds $16.50 per share, for any 20 trading days within a 30 trading day period ending on the third business day prior to the notice of redemption to warrant holders (the “Force-Call Provision”), and

●	if, and only if, there is a current registration statement in effect with respect to the ordinary shares underlying such warrants at the time of redemption and for the entire 30-day trading period referred to above and continuing each day thereafter until the date of redemption.

The right to exercise will be forfeited unless the warrants are exercised prior to the date specified in the notice of redemption. On and after the redemption date, a record holder of a warrant will have no further rights except to receive the redemption price for such holder’s warrant upon surrender of such warrant.

The redemption criteria for our warrants have been established at a price which is intended to provide warrant holders a reasonable premium to the initial exercise price and provide a sufficient differential between the then-prevailing share price and the warrant exercise price so that if the share price declines as a result of our redemption call, the redemption will not cause the share price to drop below the exercise price of the warrants.

If we call the warrants for redemption as described above, our management will have the option to require all holders that wish to exercise warrants to do so on a “cashless basis.” In such event, each holder would pay the exercise price by surrendering the whole warrants for that number of ordinary shares equal to the quotient obtained by dividing (x) the product of the number of ordinary shares underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the ordinary shares for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants. Whether we will exercise our option to require all holders to exercise their warrants on a “cashless basis” will depend on a variety of factors including the price of our ordinary shares at the time the warrants are called for redemption, our cash needs at such time and concerns regarding dilutive share issuances.

In addition, if (x) we issue additional ordinary shares or equity-linked securities for capital raising purposes in connection with the closing of our initial business combination at an issue price or effective issue price of less than $9.50 per ordinary share (with such issue price or effective issue price to be determined in good faith by our board of directors), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of our initial business combination, and (z) the Market Price is below $9.50 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the Market Price, and the $16.50 per share redemption trigger price described above will be adjusted (to the nearest cent) to be equal to 165% of the Market Value.

The warrants will be issued in registered form under a warrant agreement between American Stock Transfer & Trust Company, LLC, as warrant agent, and us. The warrant agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval, by written consent or vote, of the holders of a majority of the then outstanding warrants in order to make any change that adversely affects the interests of the registered holders.

The exercise price and number of ordinary shares issuable on exercise of the warrants may be adjusted in certain circumstances including in the event of a share capitalizations, extraordinary dividend or our recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuances of ordinary shares at a price below their respective exercise prices.

The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price, by certified or official bank check payable to us, for the number of warrants being exercised. The warrant holders do not have the rights or privileges of holders of ordinary shares and any voting rights until they exercise their warrants and receive ordinary shares. After the issuance of ordinary shares upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by shareholders.

Except as described above, no warrants will be exercisable and we will not be obligated to issue ordinary shares unless at the time a holder seeks to exercise such warrant, a prospectus relating to the ordinary shares issuable upon exercise of the warrants is current and the ordinary shares have been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the warrants. Under the terms of the warrant agreement, we have agreed to use our best efforts to meet these conditions and to maintain a current prospectus relating to the ordinary shares issuable upon exercise of the warrants until the expiration of the warrants. However, we cannot assure you that we will be able to do so and, if we do not maintain a current prospectus relating to the ordinary shares issuable upon exercise of the warrants, holders will be unable to exercise their warrants and we will not be required to settle any such warrant exercise. If the prospectus relating to the ordinary shares issuable upon the exercise of the warrants is not current or if the ordinary shares is not qualified or exempt from qualification in the jurisdictions in which the holders of the warrants reside, we will not be required to net cash settle or cash settle the warrant exercise, the warrants may have no value, the market for the warrants may be limited and the warrants may expire worthless.

Warrant holders may elect to be subject to a restriction on the exercise of their warrants such that an electing warrant holder (and his, her or its affiliates) would not be able to exercise their warrants to the extent that, after giving effect to such exercise, such holder (and his, her or its affiliates) would beneficially own in excess of 9.8% of the ordinary shares issued and outstanding. Notwithstanding the foregoing, any person who acquires a warrant with the purpose or effect of changing or influencing the control of our company, or in connection with or as a participant in any transaction having such purpose or effect, immediately upon such acquisition will be deemed to be the beneficial owner of the underlying ordinary shares and not be able to take advantage of this provision.

No fractional shares will be issued upon exercise of the warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share (as a result of a subsequent share capitalizations payable in ordinary shares, or by a split up of the ordinary shares or other similar event), we will, upon exercise, round up or down to the nearest whole number the number of ordinary shares to be issued to the warrant holder.

The representative of the underwriters has agreed that it will not be permitted to exercise any warrants underlying the purchase option to be issued to it and/or its designees after the five year anniversary of the effective date of the registration statement of which this prospectus forms a part. Furthermore, because the private warrants will be issued in a private transaction, the holders and their transferees will be allowed to exercise the private warrants for cash even if a registration statement covering the ordinary shares issuable upon exercise of such warrants is not effective and receive unregistered ordinary shares.

Preemptive or Other Rights

The shareholders of the Company have no conversion, preemptive or other subscription rights and there are no sinking fund or redemption provisions applicable to the ordinary shares.

Register of Members

Under the British Virgin Islands Business Companies Act, 2004 (the “Companies Act”), the entry of the name of a person in the Company’s register of members as a holder of the shares is prima facie evidence that the person a legal owner of the shares. The register of members will be maintained by the Company’s transfer agent, American Stock Transfer & Trust Company, LLC, which will enter the name of Cede & Co in the register of members as nominee for each of the respective public shareholders. If (a) information that is required to be entered in the register of members is omitted from the register or is inaccurately entered in the register, or (b) there is unreasonable delay in entering information in the register, a shareholder of the Company, or any person who is aggrieved by the omission, inaccuracy or delay, may apply to the British Virgin Islands courts for an order that the register be rectified, and the court may either refuse the application or order the rectification of the register, and may direct the company to pay all costs of the application and any damages the applicant may have sustained.

Dividends

We currently intend to retain all available funds and any future earnings to fund the growth and development of our business. We have never declared or paid any cash dividends on our capital stock. We do not intend to pay cash dividends to our shareholders in the foreseeable future. Investors should not purchase our ordinary shares with the expectation of receiving cash dividends.

Any future determination to declare dividends will be made at the discretion of our board of directors and will depend on our financial condition, operating results, capital requirements, general business conditions, and other factors that our board of directors may deem relevant.

Registration Rights

Certain of our stockholders or their permitted transferees, are entitled to rights with respect to the registration of certain shares of Ordinary Shares held by them under the Securities Act of 1933, as amended (the “Securities Act”). These rights are provided under the terms of a registration rights agreement between us and such stockholders (the “Registration Rights Agreement”) and include demand registration rights and piggyback registration rights. The Registration Rights Agreement also provides that we will pay certain expenses of these holders relating to such registrations and indemnify them against certain liabilities which may arise under the Securities Act.

Listing of Securities

Our Ordinary Share is listed on The Nasdaq Global Market under the symbol “EUDA”. Our Warrant is listed on The Nasdaq Global Market under the symbol “EUDAW”.

Transfer Agent

The transfer agent for the Common Stock is American Stock Transfer & Trust Company, LLC.